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                 July 14, 2021

       Labeed S. Diab
       President and Chief Executive Officer
       ATI Physical Therapy, Inc.
       790 Remington Boulevard
       Bolingbrook, Illinois 60440

                                                        Re: ATI Physical
Therapy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 9, 2021
                                                            File No. 333-257801

       Dear Mr. Diab:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Suzanne Hayes at (202) 551-3675 or Fredrick Philantrope at (202) 551-
       6875 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Frank Adams